Exhibit 99.2

March 20, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for 2012 Annual Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of December 31, 2012 (the “Financial Reports”).

Pages 7,8,13,14,17,19 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit-Globe - Conference Call Presentation | Q4 & Year-End 2012 Financial Results March 20, 2013 A GLOBAL REAL ESTATE PLATFORM LOCATION LOCATION LOCATION
Disclaimer This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority and the Securities and Exchange Commission, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President
Global Presence Los Angeles San Francisco Miami Boston New York Atllanta Vancouver Calgary Edmonton Toronto Montreal Tel Aviv Stockholm Frankfurt Helsinki Prague Talinn Warsaw Moscow Sao Paulo Rio Grande do Sul Listed on the Tel-Aviv Stock Exchange (TASE: GLOB) & New York Stock Exchange (NYSE: GZT) Focused on supermarket-anchored shopping centers NIS 76.5 billion ($US 20.5 billion) in assets under management, over 600 properties Approximately NIS 6.9 billion ($US 1.85 billion) in annual rent, more than NIS 18 million per day 6.8 million sqm of GLA, more than 15,000 lease agreements Approximately NIS 285 million in annual dividend for 2013, NIS 1.72 per share Domestic Credit Rating: Aa3 Stable (Midroog, Moody's subsidiary), ilA+ Stable (S&P Maalot)
2012 Highlights Upgrade portfolio quality and increase focus on urban markets Capital recycling to support long term growth Increase efficiency at the corporate and operational levels Enhance balance sheet strength, increase financial flexibility and improve credit rating Expand international shareholders base
Rental Revenues (NIS millions) NOI (NIS millions) FFO Per Share (NIS) FFO (NIS millions) Consistent Growth (*) (*) 2011 Numbers retroactively adjusted due to the implementation of new accounting standards Strong Growth in Operational Parameters Growth in FFO and FFO Per Share 11% 11% 32% 23%
(*) Excluding foreign exchange fluctuation Resilient Assets with Stable Occupancy 2012 Same Property NOI Growth (*) Strong tenants mix Supermarkets and necessity- driven retailers Organic Growth Regional Occupancy Breakdown Regional Breakdown
Total Investments NIS million 1-12/2012 10-12/2012 Acquisitions 3,836 783 Development & redevelopment 1,856 565 Total 5,692 1,348 Dispositions and recycle of capital (1,482) (69( External Growth - Investment Activity, NIS 5.7 billion 10-12/2012 1-12/2012
Kista Galleria, Stockholm, Sweden Prado Shopping Center ,Campinas, State of Sao Paulo, Brazil Plaza New Westminster, Canada Urbanization, Quality, Growth The Gallery at Westbury Plaza , Long Island, NY, USA
Gil Kotler Senior Executive VP & Chief Financial Officer
Financial Results for 2012 (*) Retroactively adjusted due to the implementation of new accounting standards 12 months ended December 31 12 months ended December 31 12 months ended December 31 (in NIS million except per share data) 2012 2011 (*) Change % Property rental income 5,249 4,718 11% NOI 3,544 3,196 11% NOI margin 67.5% 67.7% - FFO 533 405 32% FFO per share (NIS) 3.23 2.62 23% Cash flow from operating activities 1,393 1,126 - Fair value gain on investment property 1,913 1,670 - Net income attributable to equity holders of the company 957 719 - Diluted net earnings per share attributable to equity holders of the Company 5.59 4.30 -
Financial Results for Q4 (*) Retroactively adjusted due to the implementation of new accounting standards 3 months ended December 31 3 months ended December 31 3 months ended December 31 (in NIS million except per share data) 2012 2011 (*) Change % Property rental income 1,370 1,248 10% NOI 911 851 7% NOI margin 66.5% 68.2% - FFO 137 111 23% FFO per share (NIS) 0.83 0.71 17% Cash flow from operating activities 430 234 - Fair value gain on investment property 441 843 - Net income attributable to equity holders of the company 224 269 - Diluted net earnings per share attributable to equity holders of the Company 1.34 1.54 -
Foreign Exchange Adjustments (NIS million) Full Year Full Year Full Year 3 months ended December 31st 3 months ended December 31st 3 months ended December 31st (NIS million) 2012 2011 (*) % change excl. FX fluctuation 2012 2011 (*) % change excl. FX fluctuation Property rental income 5,011 4,718 6.2% 1,324 1,248 6.1% NOI 3,382 3,196 5.8% 882 851 3.6% Proportionate consolidated NOI 518 517 0.2% (*) Retroactively adjusted due to the implementation of new accounting standards Assets Shareholders' Equity Operational figures based on the average exchange rates in 2011
Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) Full Year Full Year 3 months ended December 31st 3 months ended December 31st (NIS million) 2012 2011 (*) 2012 2011 (*) 1,127 1,685 125 760 614 (32) 286 34 58 (18) 28 (5) 79 (189) 3 (85) 35 224 (1) 139 1,913 1,670 441 843 (25) 383 (147) (23) 2012 Fair Value of Investment Property
As of December 31 As of December 31 (in NIS million except per share data) 2012 2011 (*) Total Assets 71,062 64,599 Investment Properties & Development 59,753 53,926 Interest Bearing Liabilities 40,834 38,520 Total Equity 22,649 19,628 Shareholder's Equity 7,849 7,310 Shareholder's Equity Per Share 47.5 44.4 EPRA NAV per share 56.9 49.4 Net Debt to Total Assets 56.1% 58.0% Average Interest Rate 5.2% 5.7% (*) Retroactively adjusted due to the implementation of new accounting standards Balance Sheet Highlights
EPRA NAV and Equity Per Share (*) In 2011 and 2012 the dividends paid by the Company totaled NIS 445 million, NIS 3.2 per share +15.2% +7.0% Strong Growth in Net Asset Value (*) Retroactively adjusted due to the implementation of new accounting standards
17 Liquid assets available and undrawn lines of credit in the amount of NIS 8.2bn, of which, approximately NIS 2.6bn are at the Company's level Net Debt to Total Assets Shareholders' Equity (NIS Millions) Deleveraging and Equity Increase (*) (*) 2010 & 2011 Numbers retroactively adjusted due to the implementation of new accounting standards
Liquidity - assets available and undrawn lines of credit in the amount of NIS 8.2 billion (of which approximately NIS 2.6 billion is on the Company level) Leverage - As of December 31, 2012, net debt to total assets (LTV) was 56.1%, as compared to 58.0% as of December 31, 2011 Unencumbered Assets - As of December 31, 2012, the group had unencumbered assets in the amount of NIS 37.5 billion Access to Capital Markets - 2012 the Group has raised approximately NIS 1.8 billion in equity and approximately NIS 6.2 billion in bonds and convertible bonds Liquidity and Financial Strength Strong Credit Rating - Gazit-Globe (Aa3 ,Midroog, Moody's subsidiary, ilA+ ,S&P Maalot) During 2012 all rated public subsidiaries have upgraded their credit rating: EQY (Moody's: Baa2, S&P: BBB-), FCR (Moody's: Baa2, DBRS: BBBH), ATR (S&P: BBB-, Fitch: BBB-)
Demonstrated Long-Term Value Creation Average Annual Return of more than 18% from 2000 (*) Data from January 1st, 2000 through March 15th, 2013 Dividend Per Share (NIS) CAGR 11.2% Consistent & Growing Dividends for 14 Years
For More Information: 1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com